SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                          SCHEDULE 13D

              Under the Securities Exchange Act of 1934


                          VERITEC INC.
                        (Name of Issuer)


                  Common Stock, $.01 par value
                 (Title of Class of Securities)


                          92 343 7305
                         (CUSIP Number)


                      Albert A. Woodward, Esq.
                 Leonard, Street And Deinard, P.A.
                     150 South Fifth Street
                           Suite 2300
                   Minneapolis, Minnesota  55402
                          (612) 335-1500
                 (Name, Address and Telephone Number
                   of Person Authorized to Receive
                     Notices and Communications)


                  October 9, 1999; April 24, 2002
               (Date of Event which Requires Filing
                         of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                (Cover page continued on next 4 pages)


			SCHEDULE 13D
		    CUSIP NO. 92 343 7305
(1) Names of reporting persons
I.R.S. Identification Nos. of above persons (entities only)  Van Thuy Tran
(2) Check the appropriate box if a member of a group (see instructions)
(a)     X
(b)
(3) SEC use only

(4) Source of funds (see instructions)  PF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6) Citizenship or place of organization     USA
Number of shares beneficially owned by each reporting person with:
	(7) Sole voting power	297,960
	(8) Shared voting power	738,587
	(9) Sole dispositive power  297,960
	(10) Shared dispositive power	788,587
(11) Aggregate amount beneficially owned by each reporting person.  1,036,547
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

(13) Percent of class represented by amount in Row (11)	15.4%
(14) Type of reporting person (see instructions)     IN

			SCHEDULE 13D
		    CUSIP NO. 92 343 7305
(1) Names of reporting persons
I.R.S. Identification Nos. of above persons (entities only)  Lawrence J. Johanns
(2) Check the appropriate box if a member of a group (see instructions)
(a)     X
(b)
(3) SEC use only

(4) Source of funds (see instructions)  PF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6) Citizenship or place of organization  USA
Number of shares beneficially owned by each reporting person with:
	(7) Sole voting power	317,932
	(8) Shared voting power 788,587
	(9) Sole dispositive power	317,932
	(10) Shared dispositive power	788,587
(11) Aggregate amount beneficially owned by each reporting person.  1,106,519
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

(13) Percent of class represented by amount in Row (11)	15.7%
(14) Type of reporting person (see instructions)  IN


			SCHEDULE 13D
                    CUSIP NO. 92 343 7305
(1) Names of reporting persons
I.R.S. Identification Nos. of above persons (entities only)
The Matthews Group, LLC
41-1937633
(2) Check the appropriate box if a member of a group (see instructions)
(a)     X
(b)
(3) SEC use only

(4) Source of funds (see instructions)  WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6) Citizenship or place of organization  MN
Number of shares beneficially owned by each reporting person with:
	(7) Sole voting power	788,587
	(8) Shared voting power	-0-
	(9) Sole dispositive power  788,587
	(10) Shared dispositive power  -0-
(11) Aggregate amount beneficially owned by each reporting person.  788,587
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

(13) Percent of class represented by amount in Row (11)	10.9%
(14) Type of reporting person (see instructions)  OO

			SCHEDULE 13D
		    CUSIP NO. 92 343 7305
(1) Names of reporting persons
I.R.S. Identification Nos. of above persons (entities only)
John Johanns
(2) Check the appropriate box if a member of a group (see instructions)
(a)     X
(b)
(3) SEC use only

(4) Source of funds (see instructions)PF, OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6) Citizenship or place of organization  USA
Number of shares beneficially owned by each reporting person with:
	(7) Sole voting power	904,886
	(8) Shared voting power	-0-
	(9) Sole dispositive power  904,886
	(10) Shared dispositive power  -0-
(11) Aggregate amount beneficially owned by each reporting person.  904,886
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

(13) Percent of class represented by amount in Row (11)	14.2%
(14) Type of reporting person (see instructions)  IN

ITEM 1.  SECURITY AND ISSUER

	This statement relates to the voting Common Stock, $.01 value of Veritec Inc. (the "Issuer"), a Nevada corporation, having its principal place of business at 1163 Kruse Street, Suite 100, West St. Paul,
Minnesota 55118.

ITEM 2.  IDENTITY AND BACKGROUND

	This statement is filed jointly by the individuals and entity identified below (collectively the "Holders"):

	1.	Van Thuy Tran
		1430 Orkla Drive
		Golden Valley, MN  55427

	Ms. Tran is an investor and is a director and officer of the Issuer, as well as a co-owner of The Matthews Group, LLC.

	2.	Lawrence J. Johanns
		1120 Mechanic Street
		Osage, IA  50461

	Mr. Johanns is an investor and co-owner of The Matthews Group, LLC and is self-employed.

	3.	John Johanns
		132 2nd Ave. Circle
		Omaha, NE  68154

	Mr. Johanns is an investor and is self-employed.

	4.	The Matthews Group, LLC
		1430 Orkla Drive
		Golden Valley, MN  55427

	The Matthews Group, LLC is an investor and is a holding company.

	None of the above-referenced Holders has, during the past five years, been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have any of the Holders been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, any of the Holders became subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	Each individual Holder is a citizen of the United States. T he Matthews Group, LLC is a limited liability company organized in Minnesota.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

	The shares of Common Stock of the Issuer were purchased by each Holder from available cash resources or working capital. John Johanns entered into a Stock Purchase Agreement with The Matthews Group, LLC on October 1, 2001 for the purchase of 526,315 shares of Common Stock of the Issuer at a total purchase price of $200,000. Mr. Johanns delivered a Promissory Note in the principal amount of $180,000 on the same date, along with a Stock Pledge Agreement and Irrevocable Voting Proxy to
The Matthews Group, LLC, also on the same date. Mr. Johanns repaid the Promissory Note with personal funds. The last payment was made by Mr.
 Johanns on April 1, 2002, pursuant to which The Matthews Group, LLC returned the pledged Common Stock to Mr. Johanns and pursuant to which the Irrevocable Voting Proxy terminated automatically by its terms.
Mr. Johanns purchased 428,571 shares of Common Stock of the Issuer from The Matthews Group, LLC from personal funds on April 24, 2002 pursuant to a Stock Purchase Agreement dated April 11, 2002.

ITEM 4.  PURPOSE OF TRANSACTION

	The Holders have acquired the Common Stock of the Issuer for investment purposes. Although the Holders have no plans to acquire additional Common Stock of the Issuer, they specifically reserve the right to purchase additional Common Stock of the Issuer or to sell Common Stock if they deem it in their best interest. The Holders specifically reserve the right to communicate with other shareholders of the Issuer regarding matters of common concern. The Holders do not have any plans or proposals respecting extraordinary corporate transactions affecting the Issuer, sale of its assets, changes in its board of directors or management, capitalization, dividend policy,business or corporate structure, charter or bylaws, or the listing or de-listing of the Issuer's securities or similar actions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

	Information with respect to the aggregate number, and percentage, of all outstanding Common Stock beneficially owned as of April 24, 2002 by each of the Holders is set forth below:


Name				Number of Shares	Percentage of
    				of Common Stock		Outstanding Shares


Van Thuy Tran*			1,086,547		15.4%
Lawrence J. Johanns**		1,106,519		15.7%
John Johanns 			904,886			14.2%
The Matthews Group, LLC		788,587			10.9%


  * Includes 788,587 shares of Common Stock owned by The Matthews Group, LLC over which Ms. Tran and Lawrence Johanns exercise voting and dispositive control.
** Includes 788,587 shares of Common Stock owned by The Matthews Group, LLC over which Ms. Tran and Lawrence Johanns exercise voting and dispositive control.

	The Holders' response to Items 7 through 13 of the cover pages of the statement are incorporated herein by reference.

	As of April 24, 2002, the Issuer has 6,745,849 shares of
Common Stock outstanding. The Holders, at the present time, collectively own 2,309,365 shares of the Issuer's Common Stock, constituting approximately 34.2% of all of the outstanding voting Common Stock. The following transactions by the Holders in Common Stock of the Issuer have occurred in the last 60 days.


Name			Date	Type of 	Number of 	Price
				Transaction	Shares		per Share


The Matthews Group, LLC	04/01/02Sale		526,315		.38
John Johanns		04/01/02Buy		526,315		.38
The Matthews Group, LLC	04/04/02Sale#		150,000		N/A
The Matthews Group, LLC	04/24/02Sale		428,571		.35
John Johanns		04/24/02Buy		428,571		.35

# The Matthews Group, LLC contributed 150,000 shares of the Issuer's Common Stock to Veritec Iconix Ventures, Inc. in partial consideration for a 50% common stock ownership interest in Veritec Iconix Ventures, Inc. In addition, the Issuer owns 50% of the common stock of Veritec Iconix Ventures, Inc.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

	None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

	Exhibit A - Agreement as to joint filing pursuant to Regulation S ection 240.13d-1(k)(1)(iii).



SIGNATURE
	After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
	Dated:	May 1, 2002
			  /s/ Van Thuy Tran
								Van Thuy Tran

SIGNATURE
	After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
	Dated:	May 1, 2002
							/s/  Lawrence J. Johanns
								Lawrence J. Johanns


SIGNATURE
	After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
	Dated:	May 1, 2002
							/s/ John Johanns
								John Johanns

SIGNATURE
	After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
	Dated:	May 1, 2002
								THE MATTHEWS GROUP, LLC
By:    /s/ Van Thuy Tran
Van Thuy Tran
Its Managing Partner


EXHIBIT A

AGREEMENT AS TO JOINT FILING


	Pursuant to Regulation Section 240.13d-l(k)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13D relating to Veritec Inc. is being filed on behalf of each of the undersigned.

							  /s/ Van Thuy Tran
	Van Thuy Tran


	/s/  Lawrence J. Johanns
	Lawrence J. Johanns


	/s/ John Johanns
	John Johanns


								THE MATTHEWS GROUP, LLC

							  	By:    /s/ Van Thuy Tran
Van Thuy Tran
Its Managing Partner

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